Inn of the Mountain Gods Resort and Casino
P.O. Box 269
Mescalero, New Mexico 88340-0269
tel: 505-464-7777 fax: 505-464-7082 toll free: 1-800-545-9011
www.innofthemountaingods.com
December 29, 2006
VIA EDGAR AND CERTIFIED MAIL
Mr. Jeff Jaramillo
Ms. Linda Cvrkel
Mr. Max Webb—Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3651
Washington D.C. 20549

Re:	Inn of the Mountain Gods Resort and Casino Form 10-K for the fiscal year ended April 30, 2005 Form 10-K for the fiscal year ended April 30, 2006 File No. 333-113140
Dear Mr. Jaramillo:
          We are in receipt of the letter of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated November 20, 2006 (the “November 20, 2006 Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended April 30, 2006 (the “2006 Annual Report”) of the Inn of the Mountain Gods Resort and Casino (the “Company”) which responded to our response letter to the SEC dated October 10, 2006 (the “IMGRC Response Letter”) which in turn responded to a letter of Staff dated September 11, 2006 (the “September 11, 2006 Comment Letter”).
          We have filed a Form 10-K/A which amended the 2006 Annual Report with the SEC on December 13, 2006 (the “Amended 2006 Report”). You have requested a comment letter from us setting forth our comments to the November 20, 2006 Comment Letter and our undertakings in the IMGRC Response Letter.
          For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the September 11, 2006 Comment Letter (pursuant to which we have undertaken to amended the 2006 Annual report) and the Staff’s comments on the November 20, 2006 Comment Letter (in italics) followed by our responses.
2006 ANNUAL REPORT

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
December 29, 2006

I. The SEC Comment in the September 11, 2006 Comment Letter was as follows:
Consolidated Financial Statements
Note 9 – Risk Management, Page F-17
Note 11 – Related Party Transaction, page F-18
          2. In our comments letter dated February 27, 2006, we requested that you revise future financial statement disclosures to include the expense allocated from the Tribe to you associated with the worker’s compensation insurance premium for each year a statement of operation is presented. Also, as it relates to all your allocated expenses by the Tribe to you (i.e. Pension, Gaming regulatory commission fees, Insurance, Telecommunication, etc.), we requested that you please disclose your allocation method associated with these related party expenses in the notes to the financial statements along with management’s assertion that the method used is reasonable, as required by Question 2 of Topic 1:B:1 of the Staff Accounting Bulletins.
          Additionally, since agreements with related parties are by definition not at arms length and may be changed at any time, in accordance with the guidance in Question 2 of Topic 1.B.1 of the Staff Accounting Bulletins, we requested that you please expand your disclosure in future filings to provide a practicable estimate by management of what the expenses would have been on a stand alone basis for each income statement period or management’s opinion that such costs on a stand-alone basis would not have been materially different in each of the periods. In your response letter dated June 12, 2005 you confirmed that “the Company shall, in its future filings undertake to expand its disclosure as requested in this area.” We do not see these disclosures in the notes to your financial statement in Form 10-K for the fiscal year ended April 30, 2006. Please revise to include the requested disclosure.
Our response in the IMGRC Response Letter dated October 10, 2006 was as follows:
          In management’s 2005 Annual Report, Financial Statements footnote 11, management failed to disclose the Shared Services, Cost Allocation, and Employee Benefits Cost Allocations disclosures made in its 2006 Annual Report, Disclosure, Part III, Item 13, page 35, filed with the financial statements. These additional disclosures should have appeared in both notes.
          The Company shall undertake to expand its disclosure as requested in this area and amend its Form 10-K for the period ended April 30, 2006 as set forth herein. We believe that our allocation method associated with these related party expenses in the notes to the financial statements along with management’s assertion that the method used is reasonable, as required by Question 2 of Topic 1:B:1 of the Staff Accounting Bulletins. No discretionary or arbitrary allocation of expenses incurred by the Company and paid to the Tribe are made. Every expense shared by the related parties are allocated by invoices. These expenses include Workman’s

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
December 29, 2006

Compensation by job/location/department and claims submitted by employees. Telecommunication costs are invoiced by switch/location/usage. Health Insurance is invoiced by employee name. General Insurance is billed separately by area and by the insurer.
The action which we took in the Amended 2006 Report was as follows:
We amended Part III, Item 15, Audited Financial Statements, Note 11 – Related-Party Transactions, relating to disclosure of Shared Services, Cost Allocation and Employee Benefits Cost Allocations disclosures. Shared Services and Cost Allocations. The Company and the Tribe has entered into a service and cost allocation agreement, which provides that the Tribe or its enterprises will provide the Company and its resort enterprises the following services in accordance with past practice: (i) insurance; (ii) telecommunications; (iii) propane; and (iv) gaming regulation, and that the Company and its resort enterprises will pay, on behalf of the Tribe, for (a) revenue sharing and regulatory fee obligations required under the 1997 Compact or any new compact, (b) federal regulatory fees required by IGRA, (c) an amount equal to the monthly payments required under the BIA Note and (d) amounts for certain other miscellaneous liabilities. IMG reimburses the Tribe for its direct costs as billed by the third party. Further the Company and the Tribe entered into an employee benefits cost allocation agreement, which provides that the Tribe will continue to provide Company and its resort enterprises with certain employee benefits in accordance with past practice, including group health benefits, worker’s compensation insurance, disability insurance, unemployment benefits and pension benefits. IMG reimburses the Tribe for its employees’ direct costs for coverage as billed by the third party.
II. The SEC Comment in the September 11, 2006 Comment Letter was as follows:
Consolidated Financial Statements
Exhibit 12.1
Ratio of earnings to fixed charges
          4. If a ratio indicates less than one-to-one coverage as indicated in your disclosure for 2005 and 2006, please disclose the dollar amount of the deficiency, as required by Item 503(d)2(A) of Regulation S-K. Please review future filings accordingly.
Our response in the IMGRC Response Letter dated October 10, 2006 was as follows:
          The Company shall disclose the dollar amount as requested in this area in its amendment to Form 10-K for the period ended April 30, 2006 and in future filings.
The action which we took in the Amended 2006 Report was as follows:

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
December 29, 2006

We amended Part II, Item 6, Selected Financial Data, relating to our ratio of earnings to fixed charges. For the fiscal years ended April 30, 2005 and 2006, our earnings were insufficient to cover fixed charges by $12.2 million and $20.6 million, respectively.
III. The SEC Comment in the November 20, 2006 Comment Letter was as follows:
Form 10-K for the Fiscal Year Ended April 30, 2006
          2. We note your response to our prior comment number 1. As requested in our prior comment, please revise your Annual Report on Form 10-K to include disclosure in the notes to your financial statements and MD&A explaining the nature and amounts of the various errors identified in your financial statements for the fiscal year ended April 30, 2005 that were discovered and corrected in the fiscal year April 30, 2006. Your revised disclosure should be accompanied by an explanation of the various quantitative and qualitative factors considered by management in determining that these errors were not material to the Company’s April 30, 2005 financial statement and the rationale for correcting these errors in the Company’s financial statements for the year ended April 30, 2006.
The action which we took in the Amended 2006 Report and our Response are follows:
We amended: (a) Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations), relating to certain accounting adjustments made to our filings since our Annual Report on Form 10-K for the year ended April 20, 2005 and Part III, Item 15, Audited Financial Statements, Note 1 – Basis of Presentation, and (b) Summary of Significant Accounting Policies, relating to certain accounting adjustments made to our filings since our Annual Report on Form 10-K for the year ended April 20, 2005.
Subsequent to filing our Annual Report on Form 10-K for the year ended April 30, 2005, several errors were discovered in our financial statements. We determined that the effect of these errors, individually and in total, was immaterial to our Annual Report on Form 10-K for the year ending April 30, 2005.
The first error previously identified and reported on in our Quarterly Report on Form 10-Q for the period ended July 31, 2006 consisted of our failing to report that our lender funded two equipment loans on April 25, 2005, as opposed to May 2005 as we stated in the financial footnotes and disclosures included in our Annual Report on Form 10-K for the year ended April 30, 2005. This error resulted in an understatement of our fixed assets by $5.7 million and an understatement of our capital equipment notes/liabilities by the same amount. The use of our credit facility was planned and disclosed in the financial footnotes included in our Annual Report on Form 10-K for the year ended April 30, 2005; however, it was not known or disclosed that the

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
December 29, 2006

first two draws on our credit facility occurred on April 25, 2005, directly from the lender to the equipment vendors. Phase 2 of our Project was completed on March 15, 2005 and all of the equipment was in service, but much of it had not been invoiced or paid as of that date.
     As a result of our discovery of the above error in fixed assets, our management conducted an extensive review and cross-checking of the our fixed asset subledgers, which led to additional findings in its accumulated depreciation balances, a variety of offsetting over, and under-depreciated assets, netting to $200,506 of under depreciation.
     Our management adjusted these account balances on our May 1, 2005 records (general and subledgers) (2006 opening balances) to properly reflect this going forward, and again disclosed them in our Quarterly Report on Form 10-Q for the period ended July 31, 2006.
     In addition to the accumulated depreciation over accrual, management was made aware, after the filing of our Quarterly Report on Form 10-Q for the period ended July 31, 2006, that certain 941 IRS Payroll withholding tax returns for December 2004 and March 2005 were not filed timely, nor paid until May 2005. The payroll tax itself had been properly accrued for, but not the interest and penalties of $81,000.
Our management considered the effect of these adjustments on the items in the financial statements included in our Annual Report on Form 10-K for the years ended April 30, 2005 and April 30, 2006 and the effect the adjustments in those items would have on a reasonable person reading such financial statements. Based upon this assessment, our management has determined that a reasonable person reviewing the financial statements included in our Annual Report on Form 10-K for the year ended April 30, 2006 could continue to rely on our previously issued financials statements that the adjustments are immaterial and our financial statements need not be restated.
Our management’s assessment noted above is based on an evaluation of the materiality of the adjustments under the above standard and the criteria set out in SEC Staff Accounting Bulletin: No. 99 – Materiality for the year ended April 30, 2005. The errors discovered in our review resulted in an adjustment of 2% to Long-Term Fixed Asset accounts and 2.8% to Long-Term Liability/Capital Lease accounts, which management feels quantitatively are immaterial. Additionally, these entries had no effect on the Company’s EBITDA, Cash, Cash Flow, Current Ratios, Liquidity, bond restrictions or covenants for the year ended April 30, 2005.
Based upon our review and discussions with prior financial management, we have found no indicators of malicious, premeditated, or fraudulent conduct. Nor do we believe there was mismanagement or incompetence.

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
December 29, 2006

          The Company hereby acknowledges that:
          –    the company is responsible for the adequacy and accuracy of the disclosure in the filing;
          –    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          –    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          This correspondence is being effected by direct transmission to Operational EDGAR System of the SEC and by certified mail to you. If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Lance Kintz Lance Kintz
Chief Financial Officer